

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
Andrei Kriukov
President
Punto Group, Corp.
1810 E. Sahara Ave., Office 216
Las Vegas, NV 89104

> **Re: Punto Group, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2015**
> **File No. 333-200529**

Dear Mr. Kriukov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated December 19, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1, where you state that you do not believe that you have "no or nominal" operations as you have started to research market demand for your product and have started to negotiate with potential customers. We are unable to concur with your assertion in this regard. Indeed we note disclosures throughout your document reflecting the stating that operations have yet to commence. For example, we note the following disclosures:

- "There is no guarantee that we will sell the minimum amount of the shares we need to <u>start our operations</u> or assurance that we will generate any revenue," on page 5;

- "If we are successful in raising the funds from this offering, we plan to <u>commence activities</u> to continue our operations," on page 7;

- "We need the proceeds from this offering to <u>start our operations</u>," on page 8;

- "We are going to buy mentioned software when <u>we will start our operations</u>," on page 10;

- "As of today, <u>we have not contacted any software providers</u> and do not have any current agreements with software providers," on page 10;

- "We believe our cash balance is <u>not sufficient to fund our operations</u> for any period of time," on page 15 (emph. added throughout).

Additionally, given your minimal operations, that you have yet to generate revenue, and that you have only nominal amounts of cash, it appears that you are a shell company, and accordingly we reissue prior comment 1.

2. We note your response to prior comment 2. Please provide us with a copy of the report published by the Project Management Institute, and ensure that you identify the portions of the report that you are citing in your registration statement.

Managements' Discussion and Analysis or Plan of Operation, page 15

3. You state that you "believe that [you] will be able to raise enough money through this offering to continue [your] proposed operations." Given that this is a direct offering with no firm commitment by an underwriter, such a statement appears inappropriate. Please delete this statement, or provide your analysis for why it is appropriate.

Competition, page 20

4. You state that the principal competitive factors in your market are application functionality, ease of use of applications, total cost of ownership, levels of customer support, brand reputation, capability for integration of applications, and ability to respond to customer needs. You also conclude that you compete favorably on the basis of these factors. Since you have not yet commenced operations, or developed software, please explain in further detail why you believe that you are able to compete favorably on the basis of these factors. Alternatively, revise this section to reflect the uncertainty related to not yet having developed software underlying your solutions.

Directors, Executive Officers, Promoter and Control Persons, page 22

5. We note your expanded disclosure in response to prior comment 20 explaining that Mr. Kriukov provided consulting services to companies in a variety of countries. Please further expand your disclosure to state clearly the geographical location(s) where Mr. Kriukov operates his business. Such disclosure appears necessary to provide investors with information on the nature and context of his prior business.

Financial Statements

Report of Independent Registered Public Accountant, page F-1

6.   Please have your independent registered public accountant revise the last paragraph of its audit report to delete the phrase "as required by paragraph h of PCAOB interim auditing standard AU 508.08." Please note that this is not part of the auditor's standard audit report, but solely a reference to the auditing standard that provides the form of the auditor's standard report.

Note 8: Related Party Transaction, page 35

7.   You state that the company has a related party transaction involving a significant shareholder, and that the nature and details of the transaction are described in Note 4. We are unable to locate such disclosure in Note 4. Please advise.

Exhibit Index

Exhibit 99.1

8.   Your form of subscription agreement states that "[t]he undersigned is not relying on the Company or its affiliates with respect to economic considerations involved in this investment, but has relied solely on its own advisors." Please clarify what economic considerations you are referring to.   If you are referring to the individual economic circumstances of prospective investors, please state so more clearly.

You may contact Laura Veator, Staff Accountant at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        John T. Root, Jr. Esq.